INVESTMENT MANAGEMENT

Reliable Partner | Reliable Investing®

Exhibit (d)(3)(iii)

May 1, 2022

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Variable Portfolios, Inc. ("VVPI"), on behalf of Voya International Index Portfolio (the "Portfolio"), intending to be legally bound hereby, VIL, the investment manager to the Portfolio, agrees that, from May 1, 2022 through May 1, 2024, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

	Maximum Operating Expense Ratios
Name of Portfolio	(as a percentage of average net assets)
		Share Classes

	Adviser	I	S	S2
Voya International Index Portfolio	0.95%	0.45%	0.70%	0.85%

We are willing to be bound by this letter agreement to lower our fees for the period from May 1, 2022 through May 1, 2024. The method of computation to determine the amount of the fee waiver and the definitions as set forth in ELA shall apply, subject to possible recoupment by VIL within 36 months. This letter agreement shall terminate upon termination of the ELA.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2022

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

Very sincerely,

By: /s/Todd Modic_____________

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Variable Portfolios, Inc.

By: /s/Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized